EQUITY
TRANSFER & TRUST COMPANY

Josette Koffyberg
Account Manager, Client Services
Telephone: 416.361.0930 ext. 253
Email: jkoffyberg@equitytransfer.com

June 19, 2007

Via Electronic Transmission

TO ALL APPLICABLE EXCHANGES AND COMMISSIONS:

RE: Astris Energi Inc.

We are pleased to confirm that copies of the following materials were mailed to Registered Shareholders, and to Non-Objecting Beneficial Holders on June 19, 2007.

1. Notice of Annual and Special Meeting and Information Circular
2. Proxy
3. Non-postage paid Proxy Return Envelope
4. Internet Voting Insert

Yours Truly,

EQUITY TRANSFER & TRUST COMPANY

J. Koffyberg